EXHIBIT 21.1

Edible Garden AG Incorporated

List of Subsidiaries

Name of Subsidiary	Jurisdiction of Incorporation or Organization
EG Transportation, LLC	Nevada
2900 Madison Ave Holdings, LLC	Michigan
Edible Garden Corp.	Nevada
Edible Garden Lifestyle Brands LLC	Delaware
Edible Garden Prairie Hills, LLC	Delaware